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                            May 21, 2021

       Peng Zhao
       Chief Executive Officer
       Kanzhun Ltd.
       18/F, GrandyVic Building Taiyanggong Middle Road
       Chaoyang Distict, Beijing 100020
       People   s Republic of China

                                                        Re: Kanzhun Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted May 13,
2021
                                                            CIK No. 0001842827

       Dear Mr. Zhao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated May 7, 2021.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Our Acquisition of Paid Enterprise Customers, page 96

   1. Please disclose paid enterprise customers for the three months ended March 31, 2021 as compared to the three
months ended March 30, 2020 to be consistent with the periods for which revenue and
results of operations are presented. Please also ensure your disclosure on page 102 addresses
changes in revenue as compared to changes in paid enterprise customers for these
periods. To the extent there are differences in the percentage change in paid customers and
the percentage change in revenue for these periods please provide explanations and fully
explain all other factors that impacted revenue for the period.
 Peng Zhao
Kanzhun Ltd.
May 21, 2021
Page 2
         Please also disclose the number of key accounts for the three months ended March 31,
         2021 as compared to the three months ended March 31, 2020. Seasonality, page 106

2. You disclose that your revenue growth is typically higher during the fourth quarter of each year; however, it appears that your revenue growth rate for each of the quarters ended
         December 31, 2019 and December 31, 2020 is less than the revenue growth rate for the preceding quarters in the respective fiscal years. Please revise or advise.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
9. Operating Lease, page F-33

3. In your response to prior comment 4 you state that your lease expense represents the sum of amortization of your right of use asset and accretion of your operating lease liabilities for the period. As such, this does not appear to represent the sum of the lease payments recognized on a straight line basis over the term of the lease, as required by ASC 842-20-
         25-6 for operating leases. Tell us if you believe your methodology results in an immaterial difference as compared to the amount that would have been recognized as expense under ASC 842-20-25-6 for each period. Otherwise, please further explain how your lease expense recognition complies with ASC 842-20-25-6 by providing a supplemental calculation demonstrating how your lease expense is determined in accordance with this paragraph.
Unaudited Interim Condensed Consolidated Financial Statements
Notes to Unaudited Interim Condensed Consolidated Financial Statements
14. Ordinary Shares, page F-94

4. Your disclosure states that you repurchased 1,181,339 Class B ordinary shares from
       Techwolf Limited at a price of US$ 5.33 and the difference between the purchase price and the fair value of the Class B ordinary shares was recorded as additional paid in
FirstName LastNamePeng Zhao
       capital. Please clarify the fair value of the shares on the repurchase date and how you
Comapany   NameKanzhun
       considered  recordingLtd.
                              this difference as compensation expense. In this
regard, we note that
May 21,Techwolf  is 100%
         2021 Page   2     owned by Mr. Peng Zhao, your CEO.
FirstName LastName
 Peng Zhao
FirstName  LastNamePeng Zhao
Kanzhun Ltd.
Comapany
May        NameKanzhun Ltd.
     21, 2021
May 21,
Page 3 2021 Page 3
FirstName LastName
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Z. Julie Gao, Esq.